Exhibit 99.1

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Three Months and Six Months Ended June 30, 2026 and 2025

Prepared by Management

(Expressed in U.S. dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Liberty Defense Holdings Ltd.

Results of Review of Interim Financial Statements

We have reviewed the condensed interim consolidated statement of financial position of Liberty Defense Holdings Ltd.. as of June 30, 2026, and the related condensed statements of loss and comprehensive loss for the three and six month periods ended June 30, 2026 and 2025, and changes in shareholder’s equity (deficiency), and cash flows for the six month periods ended June 30, 2026 and 2025, and the related notes (collectively referred to as the “interim financial information or statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim financial statements for them to be in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of Liberty Defense Holdings Ltd. and subsidiaries as of December 31, 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency, and cash flows for the year then ended (not presented herein); and in our report dated April 29, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company’s management. We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

August 14, 2026

LIBERTY DEFENSE HOLDINGS, LTD.

Responsibility For Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months and Six Months Ended June 30, 2026 and 2025

The accompanying unaudited condensed interim consolidated financial statements of Liberty Defense Holdings, LTD. and all information in this financial report are the responsibility of the Board of Directors and Management. The interim unaudited condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and, where appropriate, include management’s best estimates an judgements. Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements. The Board of Directors carries out this responsibility principally though its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the unaudited condensed interim consolidated financial statements on recommendation form the Audit Committee.

"William Frain"	"Omar Garcia Abrego"
Director, Chief Executive Officer	Chief Financial Officer

August 14, 2026

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in U.S. dollars)

As at:	Note	June 30, 2026	December 31, 2025
		$	$
Assets
Current assets:
Cash		7,585,264	319,294
Accounts receivable, prepaids and deposits	4	1,810,736	1,248,367
Inventory	6	1,773,131	1,189,910
Contract costs	18	85,386	152,421
Deferred financing costs		–	803,698
		11,254,517	3,713,690
Non-current assets:
Property and equipment	7	512,327	671,793
Intangible assets	8	1,712,851	1,999,132
		2,225,178	2,670,925

Total assets		13,479,695	6,384,615

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	5 & 20	3,211,755	4,882,377
Parabilis term-loan	10	558,433	2,622,717
Factoring and credit line liability	11	–	779,831
Deferred revenue	17	123,088	95,541
Lease liabilities	12	149,347	235,834
		4,042,623	8,616,300
Non-current liabilities:
Non-current lease liabilities	12	255,916	300,401
Derivative warrant liability	15	197,437	–
Total liabilities		4,495,976	8,916,701

Shareholders’ equity (deficiency)
Share capital	13	64,736,067	51,355,559
Equity reserves	14	7,907,310	6,390,580
Accumulated other comprehensive income		200,339	179,164
Deficit		(63,859,997)	(60,457,389)
Total shareholders’ equity (deficiency)		8,983,719	(2,532,086)

Total liabilities and shareholders’ equity (deficiency)		13,479,695	6,384,615

Nature of operations and going concern (note 1)

Subsequent events (note 25)

Approved on behalf of the Board of Directors:

"William Frain"	"Will Hamilton"
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in U.S. dollars, except number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
				$	$
Revenue	17 & 18
HEXWAVE revenue		42,202	-	686,623	780,358
Contract revenue		-	429,849	275,000	704,849
Total Revenue		42,202	429,849	961,623	1,485,207

Cost of revenue
HEXWAVE cost of revenue		987,728	531,592	1,580,624	1,134,234
Contract cost of revenue		221,167	496,055	526,602	1,239,245
Total cost of revenue		1,208,895	1,027,647	2,107,226	2,373,479
Gross loss		(1,166,693)	(597,798)	(1,145,603)	(888,272)

Engineering and Research and Development Expenses:		972,697	629,087	1,692,914	1,389,886
Product development & technology Costs		122,617	125,972	195,272	184,337
Salaries and consulting fees	20	484,665	448,485	965,615	1,020,425
Stock-based compensation	14 & 20	-	362	-	15,106
Depreciation	7	101,813	46,979	201,163	132,509
Office, rent & administration, travel, and miscellaneous		263,602	7,289	330,864	37,509

General & Administration Expenses		1,345,759	2,344,349	3,216,953	4,904,667
Salaries and consulting fees	20	220,014	394,754	677,845	1,013,612
Legal and professional fees		394,701	551,982	580,829	688,383
Stock-based compensation	14 & 20	193,905	407,758	343,038	976,819
Office, rent & administration, travel, and miscellaneous		537,139	989,855	1,615,241	2,225,853
		2,318,456	2,973,436	4,909,867	6,294,553

Operating Loss		$(3,485,149)	$(3,571,234)	(6,055,470)	(7,182,825)

Other (income) expense:
Other income, net		(116,793)	(1,222)	(118,157)	(1,330)
Initial recognition of warrant liability	15	(1,330,381)	-	(1,330,381)	-
Gain on fair value change in warrant liability	15	(79,448)	-	(79,448)	-
Loss on debt settlement		29,995	-	29,995	-
Interest expense	9 & 10	221,278	186,508	371,252	340,932
Foreign exchange (gain) loss		(32)	1,226	(316)	20,014
		(1,275,381)	186,512	(1,127,055)	359,616

Net loss for the period		$(2,209,768)	$(3,757,746)	(4,928,415)	(7,542,442)

Other comprehensive loss
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment		(21,178)	80,150	-	242,450
Total loss and comprehensive loss for the period		$(2,230,946)	$(3,677,596)	(4,928,415)	(7,299,992)

Weighted average number of common shares outstanding
Basic and diluted		5,161,843	1,276,429	3,357,218	1,120,540
Loss per share
Basic and diluted loss per common share	16	(0.43)	(2.94)	(1.47)	(6.73)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in U.S. dollars, except number of shares)

		Number of			Accumulated other
		common	Share	Equity	comprehensive
	Note	shares	capital	reserves	income (loss)	Deficit	Total
		#	$	$	$	$	$
Balance as at December 31, 2024		962,919	40,717,157	4,872,472	(28,896)	(46,325,212)	(764,479)

Issue of private placement, net of share issue cost	13	67,356	3,058,928	–	–	–	3,058,928
Residual value allocated to warrants	14	–	(263,584)	263,584			–
Fair value of broker warrants allocated to share capital	13	–	(84,183)	84,183	–	–	–
Warrants exercised for cash	13	120,317	2,075,555	–	–	–	2,075,555
Restricted share units issued	13	4,202	369,454	(369,454)	–	–	–
Stock based compensation	13	–	–	1,009,922	–	–	1,009,922
Foreign currency translation adjustment	13	–	–	–	242,450	–	242,450
Loss for the period		–	–	–	–	(7,542,442)	(7,542,442)

Balance as at June 30, 2025		1,154,794	45,873,327	5,860,707	213,554	(53,867,654)	(1,920,066)

Balance as at December 31, 2025		1,896,677	51,355,559	6,390,580	179,164	(60,457,389)	(2,532,086)
Issue of private placement and initial public offering net of share issue cost	13	3,761,264	14,847,516	2,994,502	–	–	17,842,018
Residual value allocated to warrants	14	–	(56,452)	56,452	–	–	–
Restricted shares units exercised	13	181	32,407	(32,407)	–	–	–
Fair value of broker warrants allocated to share capital	13	–	(13,087)	13,087	–	–	–
Stock based compensation	13	–	–	352,782	–	–	352,782
Reclassification of warrants to derivative financial liability	15	–	–	(1,607,266)	–	–	(1,607,266)
Loss for the period		–	–	–	–	(4,928,415)	(4,928,415)
Foreign exchange impact from change in functional currency	2	–	(1,429,876)	(260,420)	21,175	1,525,807	(143,314)

Balance as at June 30, 2026		5,658,122	64,736,067	7,907,310	200,339	(63,859,997)	8,983,719

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in U.S. dollars)

		Six Months Ended June 30,
	Note	2026	2025
		$	$
Cash (used in) provided by:

Operating activities:
Loss and comprehensive loss for the period		(4,928,415)	(7,542,442)
Items not involving cash:
Lease liability interest	12	27,525	24,033
Accrued interest	9	222,709	161,190
Depreciation	7	134,992	136,889
Amortization recorded in cost of revenue	8	286,281	286,281
Loss on disposal of lease	12	–	(18,514)
Stock based compensation	14	352,782	1,009,923
Impairment of inventory	6	332,193	136,693
Impairment of contract costs	18	217,770	–
Credit line Parabilis interest and fees	11	–	172,795
Warrant liability initial recognition		(1,330,381)	–
Warrant liability revaluation		(79,448)	–
Loss on debt settlement		29,995	–
Changes in non-cash working capital	19	(3,232,881)	285,240
Cash used in operating activities		(7,966,878)	(5,347,912)

Investing activities:
Additions to property and equipment	7	(44,233)	(152,398)
Cash used in investing activities		(44,233)	(152,398)

Financing activities:
Proceeds from equity issuance, net of share issue costs	13	18,645,715	3,058,927
Repayment of working capital loans - Related Parties	9	–	(74,658)
Proceeds from working capital loans	9	327,046	–
Repayments from working capital loans	9	(327,046)	(26,249)
Proceeds from factoring and credit line	11	2,196,109	–
Repayments on Parabilis Term Loan	10	(2,199,751)	(90,350)
Repayments on factoring and credit line	11	(3,063,182)	(380,939)
Proceeds from warrants exercised	13	–	2,075,555
Repayment of leases liabilities	12	(158,497)	(101,969)
Cash provided by financing activities		15,420,394	4,460,317

Effect of foreign exchange rate changes on cash		(143,313)	242,449
Effect of foreign exchange rate changes on cash		(143,313)	242,449

Increase (Decrease) in cash		7,265,970	(797,544)
Cash, beginning of the period		319,294	1,153,229
Cash, end of the period		7,585,264	355,685

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

1.	Nature of operations and going concern

Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on NASDAQ (NASDAQ: DETX), the TSX Venture Exchange (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act (Ontario) on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act (British Columbia).

The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.

The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.

Going concern

These unaudited condensed interim consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. During the six months ended June 30, 2026, the Company incurred a net loss of $4,928,415 and had cash outflows from operating activities of $7,966,878. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. These events and conditions indicate that a material uncertainty exists that might cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policy information as detailed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and do not include all the information required for full annual financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). It is suggested that these financial statements be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements were approved for issuance by the Board of Directors on August 14, 2026.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

2.	Basis of presentation (continued)

(c)	Functional and presentation currency

Effective April 23, 2026, the parent company changed its functional currency from the Canadian dollar ("CAD") to the U.S. dollar ("USD"). Management determined that, following the completion of the Company's initial public offering and NASDAQ listing on April 23, 2026, the USD became the currency of the primary economic environment in which the Company operates. The change in functional currency was accounted for prospectively from the date of the change in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

The presentation currency of these condensed interim consolidated financial statements is the USD. Accordingly, references to "$" or "USD" are to U.S. dollars and references to "CAD$" are to Canadian dollars.

(d)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of Liberty Defense Holdings, Ltd., and the entities controlled by the Company (its subsidiaries), as follows:

	Place of	Functional	Beneficial
Subsidiary	Incorporation	Currency	Interest
Liberty Defense Technologies, Inc. (“LDT”)	United States	USD	100%
LDH GS Amalco Corp. (“LDH”)	Canada	CAD	100%
DrawDown Detection, Inc. (“DDD”)	Canada	CAD	100%
DrawDown Technologies, Inc. (“DDT”)	United States	CAD	100%

Control exists when the Company has power over an investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns. All intercompany balances and transactions have been eliminated upon consolidation.

(e)	Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS, requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company’s critical accounting judgements and estimates were presented in Note 2 of the annual audited consolidated financial statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new estimates and judgements were applied for the period ended June 30, 2026.

3.	Material Accounting Policy Information

These condensed interim consolidated financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the audited financial statements for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

3.	Material Accounting Policy Information (continued)

Effective April 23, 2026, the Company changed its functional currency from CAD to USD as a result of changes in the underlying transactions, events and conditions relevant to the Company. In accordance with IAS 21, the change was applied prospectively from the date of the change. On April 23, 2026, all assets, liabilities and equity balances were translated into USD using the exchange rate in effect on that date, and those translated amounts became the historical carrying amounts in the Company's new functional currency. The change in functional currency did not result in the recognition of a cumulative translation adjustment.

Derivative financial liabilities are initially recognized at fair value and subsequently measured at fair value through profit or loss at each reporting date.

4.	Accounts Receivable, Prepaids and Deposits

	June 30,	December 31,
	2026	2025
Trade accounts receivables	$257,263	$470,263
Other accounts receivables	26,064	114,980
Prepaids and deposits	1,527,409	663,124
	$1,810,736	$1,248,367

The Company provides credit to its customers in the normal course of business and has mitigated this risk by managing and monitoring the underlying business relationships. The Company recognized $nil in expected credit losses during the six months ended June 30, 2026 (December 31, 2025 - $13,910).

5.	Accounts Payable

	June 30,	December 31,
	2026	2025
Accounts payable	$1,941,492	$2,546,832
Accrued liabilities	1,270,264	2,335,545
	$3,211,756	$4,882,377

Accounts payable of the Company relates to amounts owed to suppliers for goods and services, as well as vendors in relation to legal services, consulting, and credit cards payable. Accrued liabilities of the Company are principally comprised of amounts professional fees, payroll-related obligations, professional fees, royalties, warranty provision, and other expenses incurred but not yet invoiced as of the reporting date.

Amounts payable to Viken were originally due within 120 days and bore interest at a rate of 1.5% per month on overdue balances. As at June 30, 2026, the amount payable to Viken was $nil (December 31, 2025 – $510,000). On March 19, 2026, the parties entered into an amendment requiring the Company to repay the outstanding balance on the earlier of the date the Company’s common shares commenced trading on the Nasdaq Stock Market and March 31, 2026. The amendment also resulted in the recognition of $93,379 of interest expense, increasing the total amount payable to $603,379.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

6.	Inventory

	June 30,	December 31,
	2026	2025
Raw materials	$244,869	$532,604
Work-in-progress	1,401,274	283,656
Finished Goods	-	124,550
Right of return on finished goods	126,988	249,100
	$1,773,131	$1,189,910

During the six months ended June 30, 2026, the Company recognized an impairment expense of $332,193 (June 30, 2025 - $136,693).

During the six months ended June 30, 2026, the Company expensed $585,852 of inventory to HEXWAVE cost of revenue (June 30, 2025, $751,114).

During the six months ending June 30, 2026, the Company recognized $42,833 of warranty provision expense to HEXWAVE cost of revenue (June 30, 2025, $35,724).

During the six months ending June 30, 2026, the Company recorded $68,707 of amortization capitalized to inventory (June 30, 2025, $54,245).

7.	Property and Equipment

The continuity of the Company’s property and equipment is as follows:

		Right of Use	Prototype & Demo	Construction in
	Equipment	Asset	Untis	Process	Total
Cost
At December 31, 2024	$248,254	$1,186,874	$774,566	$119,388	$2,329,082
Additions	-	-	-	87,119	87,119
Transfers	-	-	292,310	(206,507)	85,803
Disposals	(8,453)	-	-	-	(8,453)
At December 31, 2025	$239,801	$1,186,874	$1,066,876	$-	$2,493,551
Additions	-	-	-	44,233	44,233
At June 30, 2026	$239,801	$1,186,874	$1,066,876	$44,233	$2,537,784

Accumulated Depreciation
At December 31, 2024	$189,564	$617,062	$762,519	$-	$1,569,145
Depreciation for disposal	-	-	-	-	-
Depreciation for the year	22,791	193,417	36,405	-	252,613
At December 31, 2025	$212,355	$810,479	$798,924	$-	$1,821,758
Depreciation for disposal	-	-	-	-	-
Depreciation for the period	4,384	85,019	114,296	-	203,699
At June 30, 2026	$216,739	$895,498	$913,220	$-	$2,025,457

Net Book Value
At December 31, 2025	$27,446	$376,395	$267,952	$-	$671,793
At June 30, 2026	$23,062	$291,376	$153,656	$44,233	$512,327

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

7.	Property and Equipment (continued)

During the six months ended June 30, 2026, equipment depreciation recorded to cost of revenue was $2,536 (December 31, 2025 - $126,568).

During the year ended December 31, 2025, the Company disposed of assets with a carrying value of $8,453 for $nil proceeds.

8.	Intangible Assets

The continuity of the Company’s intangible assets is as follows:

		Intellectual
	MIT licenses	property	Total
Balance, December 31, 2024	$373,009	$2,198,684	$2,571,693
Amortization	(34,108)	(538,453)	(572,561)
Balance, December 31, 2025	$338,901	$1,660,231	$1,999,132
Amortization	(17,054)	(269,227)	(286,281)
Balance, June 30, 2026	$321,847	$1,391,004	$1,712,851

Intangible assets including MIT license and Battelle license, encompassing payments in connection to reimbursement of global patent filing costs and annual maintenance fees. Additionally, intellectual property was generated through the reverse take over (“RTO”) transaction closed during the year ended December 31, 2021, and became ready for use during the year ended December 31, 2022. The remaining useful life of the intangible assets are as follows: MIT license 9.5 years, Battelle license nil years, and intellectual property 2.5 years.

During the six months ended June 30, 2026, $286,281 of amortization expense was allocated to HEXWAVE cost of revenues (June 30, 2025 - $286,281).

(a)	MIT License Agreements

The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.

The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is 10 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable),

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

8.	Intangible Assets (continued)

$200,000 for 2025 (payable), and $350,000 for 2026 and thereafter; and 2) a royalty of 5.7% of all gross amount billed licensed products (HEXWAVE) of the Company.

During the six months ended June 30,2026, the Company accrued royalty payments of $132,490 (December 31, 2025, $44,916).

(b)	Battelle Memorial License Agreement

On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.

As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Under the Battelle License Agreement, the Company shall pay a five percent royalty on gross sales less any returns, repayments, or rejections, that pertain to the production utilizing the license agreement (HD-AIT), and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.

During the six months ended June 30, 2026, the Company accrued royalty payments of $nil (December 31, 2025, $nil).

The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:

(b)	Battelle Memorial License Agreement (continued)

Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (paid)	100,000
Year 2024 (paid)	200,000
Year 2025 (payable)	200,000
Year 2026 and each year thereafter (payable)	200,000

The Company is obligated reimburse Battelle for ongoing patenting expenses, as well as past patenting expenses in the total amount of $50,000, from which $50,000 has been paid.

As at June 30, 2026, the Company has a balance payable of $134,230 (December 31, 2025, $200,000).

9.	Loans Payable

(a)	Related Party Loans

During the six months ended June 30, 2026, the Company received working capital loans from related parties in the amount of $327,046. The Company did not receive working capital loans from related parties during the fiscal year ended December 31, 2025. These loans, unsecured and non-interest bearing, lack specified maturity dates. As of June 30, 2026, all loans were fully repaid.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

9.	Loans Payable (continued)

(a)	Related Party Loans (continued)

Amounts
Balance, December 31, 2024	$74,658
Repayments	(74,658)
Balance, December 31, 2025	$-
Additions	327,046
Repayments	(327,046)
Balance, June 30, 2026	$-

(b)	Short Term Loans

During the year ended December 31, 2024, the Company obtained a secured business loan of $420,000 from Blade Funding with a 32-week term. The loan carries an annual interest rate of 11.50%, requires weekly payments of $13,125. The loan matured on January 19, 2025. As at March 31, 2026, the balance outstanding was $nil (December 31, 2025 - $nil). During the year ended December 31, 2025, the Company fully repaid this loan.

Amounts
Balance, December 31, 2024	$26,250
Repayments	(26,250)
Balance, December 31, 2025 and June 30, 2026	$-

10.	Parabilis Term Loan

On August 22, 2024, the Company secured a $1,800,000 business term loan from PFF, LLC (“Parabilis”). The loan has a term of 104 weeks with an annual interest rate of 17.99% and is scheduled to mature on August 15, 2026. The agreement was amended on March 15, 2025, July 15, 2025, August 14, 2025, and September 1, 2025, with additional advancements totaling $650,000 and amending the payment schedule. Repayments of principal commenced in October 2025 with interest only payments through September 2025. The remaining contractual repayments approximate the carrying value of the term loan and are payable over eight months. See Note 10(a) regarding collateral.

Amounts
Balance, December 31, 2024	$983,671
Additions	683,017
Accrued interest and fee	169,279
Repayments	(1,056,136)
Balance, December 31, 2025	$779,831
Additions	2,196,109
Accrued interest and fees	87,242
Repayments	(3,063,182)
Balance, June 30, 2026	$-

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

11.	Factoring and Credit Line Liabilities

(a)	Parabilis Credit Line

On August 22, 2024, the Company entered into a secured revolving credit line agreement with Parabilis for up to $2,500,000. The borrowing base for the credit line is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes the Company’s borrowing capacity under the credit line.

When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the credit line. The revolving credit facility had a maturity date of August 31, 2025, which was then amended on September 1, 2025, to mature on May 31, 2026, and will automatically renew for one-year periods unless the lender has notified the borrower at least 90 days in advance of the current maturity date will not renew. The facility carries an interest rate of 14.99% per annum. The Company shall pay a monthly commitment fee equal to 0.083% multiplied by the line of credit balance at the end of each month.

The Parabilis term loan and credit line are secured by all tangible and intangible personal property of the Company, wherever located, whether currently owned or acquired in the future. As of June 30, 2026, the balance has been paid in full.

Amounts
Balance, December 31, 2024	$983,671
Additions	683,017
Accrued interest and fee	169,279
Repayments	(1,056,136)
Balance, December 31, 2025	$779,831
Additions	2,196,109
Accrued interest and fees	87,242
Repayments	(3,063,182)
Balance, June 30, 2026	$-

12.	Leases

The Company’s lease liabilities as at June 30, 2026, and December 31, 2025, are as follows:

Right of use liability
Balance, December 31, 2024	$708,825
Finance costs	44,882
Lease cancelation	(18,514)
Lease payments	(198,958)
Balance, December 31, 2025	$536,235
Finance costs	27,525
Lease payments	(158,497)
Balance, June 30, 2026	$405,263
Less current portion	149,347
Non-current lease liability	$255,916

During the year ended December 31, 2025, the Company was notified one of the leases being nulled due to the owners selling the building. The lease was canceled but the Company’s right to the building was retained until September 30, 2025.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

12.	Leases (continued)

Minimum lease payments are as follows:

	June 30,	December 31,
	2026	2025
Maturity analysis - contractual undiscounted cash flows
One year or less	$243,527	$238,567
Two to five years	195,492	358,949
Six and thereafter	-	-
Total lease liabilities	$439,019	$597,516
Lease liabilities included in the statement of financial position	$405,263	$536,235
Current	$149,347	$235,834
Non-current	$255,916	$300,401

During the six months ended June 30, 2026, the Company recorded a lease expense of $9,000 (December 31, 2025-$6,000) related to short-term leases not meeting the criteria for capitalization under IFRS 16.

13.	Share Capital

(a)	Common share transactions for the six months ended June 30, 2026

i)	On January 15, 2026, the Company closed the second and final tranche of the December 2025 non-brokered private placement for additional gross proceeds of $624,002 (CAD$867,506) through the issuance of 87,627 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 17, 2026, to January 15, 2028. The warrants were allocated a residual value of $56,452. In connection with the private placement, the Company issued an aggregate of 5,045 broker warrants to agents under terms and conditions substantially identical to those of the unit warrant. The broker warrants were allocated a fair value of $13,087 (CAD$18,194). Additionally, the Company paid commissions and legal expenses of $48,490 (CAD$67,413).

ii)	On April 21, 2026, the Company priced an initial public offering in the United States consisting of 3,673,638 common shares at a price of $4.50 per share for gross proceeds of $16,531,371 and, in lieu of common shares for certain investors, 770,807 pre-funded warrants at a purchase price of $4.4999 per pre-funded warrant for gross proceeds of $3,468,554. The common shares commenced trading on the Nasdaq Capital Market on April 22, 2026 under the symbol "DETX". The offering closed on April 23, 2026, resulting in aggregate gross proceeds of $19,999,925. The Company incurred commissions and legal expenses of $2,733,420 in connection with the offering.

The pre-funded warrants were classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation, as they represent the right to acquire a fixed number of the Company's common shares for a fixed exercise price denominated in the Company's functional currency at the date of issuance. The gross proceeds received from the issuance of the pre-funded warrants were recorded within equity reserves and will be transferred to share capital upon exercise. As equity instruments, the pre-funded warrants are not subsequently remeasured.

iii)	During the six months ended June 30, 2026, a total of 181 common shares were issued pursuant to the RSUs with a fair value of $32,407.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

13.	Share Capital (continued)

(b)	Common share transactions for the year ended December 31, 2025

i)	On January 6, 2025, the Company received $2,071,851 (CAD$2,977,851) from the exercise of 120,317 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 277,778 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 157,461 unexercised warrants expired.

ii)	On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,183). The Company issued 67,356 units (each a “Unit”) of the Company at a price of CAD$74.25 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$92.25 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $263,584. In connection with the non-brokered private placement, the Company issued 4,715 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$74.25. The broker warrants were allocated a fair value of $84,183 (CAD$121,004). Additionally, the Company paid commissions and legal expenses of $420,424 (CAD$600,650).

iii)	On April 1, 2025, a total of 78 shares were issued pursuant to the exercise of 78 warrants, resulting in proceeds of $3,704 (CAD$5,285). Residual value in the amount of $nil was reversed.

iv)	On April 13, 2025, a total of 478 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $5,498 and the reserve value was reclassified to share capital.

v)	On May 9, 2025, a total of 309 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $3,816 and the reverse value was reclassified to share capital.

vi)	On June 6, 2025, a total of 206 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $1,892 and the reverse value was reclassified to share capital.

vii)	On July 29, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,199,767 (CAD$4,399,996). The Company issued 444,444 units (each a “Unit”) of the Company at a price of CAD$9.90 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$15.75 for a period of 12 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $nil. Additionally, the Company issued 16,000 broker warrants with a fair value of $38,472 (CAD$52,902). The Company paid commissions and legal expenses of $137,898 (CAD$189,781).

viii)	On October 31, 2025, the Company received gross proceeds of $1,353,116 (CAD$1,895,093) from the exercise of 120,323 warrants.

ix)	On December 31, 2025, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,274,365 (CAD$1,747,172), through the issuance of 176,482 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 2, 2026, to December 31, 2027. The Company issued an aggregate of 7,915 broker warrants with a fair value of $20,866 (CAD$28,608). The warrants were allocated a residual value of $115,851 (CAD$158,833). The Company paid commissions and legal expenses of $57,331 (CAD$78,356).

x)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the RSUs with a fair value of $383,471.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

14.	Equity Reserves

(a)	Share-based compensation

The Company maintains an Omnibus Equity Incentive Plan (the “Incentive Plan”) which is comprised of stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The maximum number of common shares reserved for issuance, in the aggregate, under the Incentive Plan is 10% of the aggregate number of common shares issued and outstanding to be granted to directors, officers, employees, and consultants under certain restrictions.

Unless the Board decides, or the grant agreement specifies otherwise, the stock options will vest in two years with quarterly intervals following the date of such grant. The Board shall fix the exercise price of any stock option when such stock option is granted, which shall not be less than the closing price of the common shares on the Exchange on the day prior to the date of grant (the “Market Value”). A stock option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of grant of the award or such shorter period as the Board may determine.

With respect to RSUs, the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant.

With respect to PSUs, the specific provisions of the PSU plan, eligibility, vesting period, terms of the PSUs and the number of PSUs granted are to be determined by the Board of Directors at the time of the grant.

The continuity of the number of stock options issued and outstanding are as follows:

	Number of stock	Weighted average
	options	exercise price
Outstanding, December 31, 2024	71,717	CAD$	58.05
Cancelled	(15,329)		59.96
Granted	54,444		13.69
Outstanding, December 31, 2025	110,832	CAD$	35.85
Expired	(1,844)		225.00
Outstanding, June 30, 2026	108,988	CAD$	33.86

As at June 30, 2026, the number of stock options outstanding and exercisable were:

	Outstanding			Exercisable
Expiry date	Number of stock options	Exercise price		Remaining contractual life (years)	Number of stock options
28-Jul-26	278	CAD$	247.50	0.08	278
28-Jul-26	111	CAD$	292.50	0.08	111
1-Nov-26	944	CAD$	207.00	0.34	944
14-Jan-27	222	CAD$	162.00	0.54	222
15-Apr-27	1,111	CAD$	26.55	0.79	1,111
26-Apr-27	2,633	CAD$	184.50	0.82	2,633
2-Jul-27	5,556	CAD$	10.80	1.01	2,778
21-Nov-27	133	CAD$	99.00	1.39	133
26-Apr-28	111	CAD$	81.00	1.82	111
16-Oct-28	1,778	CAD$	85.50	2.30	1,778
30-Dec-29	51,667	CAD$	38.25	3.50	40,695
2-Apr-30	3,333	CAD$	37.80	3.76	2,083
30-Sep-30	41,111	CAD$	12.15	4.25	15,417
June 30, 2026	108,988				68,294

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

14.	Equity Reserves (continued)

(a)	Share-based compensation (continued)

During the six months ended June 30, 2026, the Company recognized stock-based compensation related to stock options totaling $352,783 (June 30, 2025 – $932,985). Of this amount, $8,084 was recorded as stock-based compensation in the HEXWAVE cost of revenue (June 30, 2025 – $13,747), and $9,951 was recorded as stock-based compensation in cost of contract revenue (June 30, 2025 - $2,765).

The fair value of the stock options granted were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	June 30,	December 31,
	2026	2025
Risk-free interest rate	Nil		2.52%
Expected dividend yield	Nil		Nil
Stock price volatility	Nil		155.49%
Expected life (in years)	Nil		5 years
Stock price	Nil	CAD$	13.50

(b)	Restricted share units (“RSU”)

Restricted share units granted for the six months ended June 30, 2026:

The estimated fair value of the equity settled RSUs granted as of June 30, 2026, was $nil (December 31, 2025 – $60,998) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.

Restricted share units granted for the year ended December 31, 2025:

i)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the exercise of RSUs.

ii)	On August 7, 2025, the Company granted 1,111 RSUs to consultants; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on January 1, 2029, and vest at 100% on January 1, 2026.

iii)	On December 12, 2025, the Company granted 7,149 RSUs to a contractor; these RSUs shall be settled with common shares of the Company, have an exercise period that expires December 12, 2029, and vests 100% on December 12, 2026.

The following table summarizes the movements in outstanding RSUs:

	Number of equity
	settled RSUs	Grant Price
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260		10.91
Exercised	(4,758)		115.88
Outstanding, December 31, 2025	15,420	CAD$	55.51
Exercised	(181)		247.5
Cancelled	(1,672)		179.34
Outstanding, June 30, 2026	13,567	CAD$	37.74

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

14.	Equity Reserves (continued)

(b)	Restricted share units (“RSU”) (continued)

	Outstanding			Exercisable
Expiry date	Number of restricted share units	Grant Price		Remaining contractual life (years)	Number of restricted share units
26-Apr-27	444	CAD$	198.00	0.82	444
16-Oct-28	2,752	CAD$	76.50	2.30	2,752
28-Feb-29	2,111	CAD$	58.50	2.67	2,111
01-Jan-29	1,111	CAD$	12.15	2.51	1,111
12-Dec-29	7,149	CAD$	10.58	3.45	-
June 30, 2026	13,567				6,418

A total of 6,418 RSU’s were vested as at June 30, 2026.

During the six months ended June 30, 2026, the Company recognized stock-based compensation related to RSUs in the amount of $22,811 (June 30, 2025 – $24,295).

(c)	Share purchase warrants

The continuity of the number of share purchase warrants outstanding is as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234		19.32
Expired	(169,855)		32.79
Exercised	(240,718)		20.27
Outstanding December 31, 2025	718,770	CAD$	36.45
Issued	863,479		6.94
Outstanding June 30, 2026	1,582,249	CAD$	20.35

The fair value of the compensation warrants was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	June 30,		December 31,
	2026		2025
Risk-free interest rate		2.90%		2.88%
Expected dividend yield		Nil		Nil
Stock price volatility		93.11%		94.42%
Expected life (in years)		2 years		1.4 years
Share price on grant date	CAD$	9.00	CAD$	41.04
Fair value share purchase warrants	CAD$	3.61	CAD$	7.38

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

14.	Equity Reserves (continued)

(c)	Share purchase warrants (continued)

The outstanding number of share purchase warrants is as follows:

	Outstanding
				Remaining
Expiry date	Number of warrants	Exercise price		contractual life (years)
28-Jul-26	324,121	CAD$	15.75	0.08
28-Jul-26	15,999	CAD$	15.75	0.08
5-Oct-26	39,617	CAD$	135.00	0.27
5-Oct-26	1,349	CAD$	90.00	0.27
18-Dec-26	45,162	CAD$	24.75	0.47
12-Jan-27	12,116	CAD$	67.95	0.54
5-Feb-27	2,222	CAD$	90.00	0.60
28-Feb-27	20,202	CAD$	67.50	0.67
27-Jun-27	423	CAD$	90.00	0.99
27-Jun-27	10,256	CAD$	67.95	0.99
20-Mar-27	33,678	CAD$	92.25	0.72
20-Mar-27	4,715	CAD$	74.25	0.72
27-Oct-27	3,215	CAD$	123.75	1.33
27-Oct-27	21,296	CAD$	225.00	1.33
31-Dec-27	176,482	CAD$	13.50	1.50
31-Dec-27	7,915	CAD$	13.50	1.50
15-Jan-28	87,627	CAD$	13.50	1.55
15-Jan-28	5,045	CAD$	13.50	1.55
23-Apr-28	770,807	CAD$	6.15	1.82
June 30, 2026	1,582,249

Effective April 23, 2026, certain outstanding CAD-denominated warrants were reclassified from equity to derivative financial liabilities following the Company's change in functional currency. Refer to Notes 3 and 15. The pre-funded warrants issued in connection with the Company's initial public offering are not included in the above reclassification, as they continue to qualify for equity classification under IAS 32. As at June 30, 2026, the Company had 770,807 pre-funded warrants outstanding (December 31, 2025 – nil). Each pre-funded warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.0001 per share and remains exercisable until exercised. As equity instruments, the pre-funded warrants are not subsequently remeasured.

(d)	Performance Shares

On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these milestones were achieved the shares would be released. These performance shares included 4,444 of OPS and 19,496 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.

All CMPS have been issued in previous years upon the completion of all required milestones.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

14.	Equity Reserves (continued)

(d)	Performance Shares (continued)

Operational Performance Shares

As at June 30, 2026, none of the 4,444 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which has an estimated vesting period of December 2026. During the six months ended June 30, 2026, the Company recorded stock-based compensation in connection to OPS in the amounts of $47,831 (June 30, 2025 – $51,157). For the six months ended June 30, 2026, and year ended December 31, 2025, none of the operational performance shares have been released from escrow.

15.	Derivative Warrant Liability

Effective April 23, 2026, the Company changed its functional currency from the Canadian dollar ("CAD") to the U.S. dollar ("USD"). As a result, certain outstanding warrants with exercise prices denominated in CAD no longer satisfied the fixed-for-fixed criterion under IAS 32, Financial Instruments: Presentation, and were reclassified from equity to derivative financial liabilities.

Upon the change in functional currency, the derivative warrant liability was initially recognized at fair value. The historical carrying amount of the related warrant reserve was derecognized, and the difference between the historical carrying amount and the initial fair value of the derivative warrant liability was recognized in the condensed interim consolidated statement of loss and comprehensive loss.

Following initial recognition, the derivative warrant liability is measured at fair value at each reporting date, with changes in fair value recognized in profit or loss in accordance with IFRS 9, Financial Instruments.

Amounts
Balance, December 31, 2024 and 2025	$-
Initial recognition on April 23, 2026	276,885
Change in fair value	(79,448)
Balance, June 30, 2026	$197,437

The fair value of the derivative warrant liability was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

June 30,
2026
Risk-free interest rate	3.91%
Expected dividend yield	Nil
Stock price volatility	78.28%
Expected life (in years)	0.71 years
Share price on grant date	$4.67
Fair value share purchase warrants	$0.38

The derivative warrant liability relates exclusively to legacy CAD-denominated unit warrants outstanding on April 23, 2026. Pre-funded warrants issued in connection with the Company's initial public offering and other equity-classified warrants are not included in the derivative warrant liability.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

16.	Loss Per Share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.

The Company incurred net losses for the six months ended June 30, 2026 and 2025; therefore, all potentially dilutive securities, including outstanding stock options, share purchase warrants, restricted share units, and performance share units, if any, have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. The pre-funded warrants have been included in the weighted average number of commons shares outstanding during the period because they are exercisable into common shares for a nominal exercise price.

	Three months ended June 30,		Six months Ended June 30,
	2026	2025	2026	2025
Loss attributable to common shareholders	$(2,209,768)	$(3,757,746)	$(4,928,415)	$(7,542,441)
Weighted average number of shares	5,161,843	1,276,429	3,357,218	1,120,540
Basic and diluted loss per share	$(0.43)	$(2.94)	$(1.47)	$(6.73)

17.	Deferred Revenue

Revenue recognized for the six months ended June 30, 2026, and 2025, relates to contract revenue from the Transportation Security Administration (“TSA”) (Note 17), as well as sales of HEXWAVE units.

Deferred revenue as of June 30, 2026, was as follows:

Deferred Revenue	Amounts
Outstanding, December 31, 2024	180,000
Additions	189,725
Refunds	(180,000)
Recongnized revenue	(94,254)
Outstanding, December 31, 2025	95,541
Additions	82,242
Recongnized revenue	(54,695)
Outstanding, June 30, 2026	123,088

	Three months ended June 30,		Six months ended June 30,
Revenue	2026	2025	2026	2025
TSA Contract Award HD-AIT	-	357,905	-	457,905
TSA OA Development	-	71,944	-	246,944
HD-AIT Phase II B	-	-	275,000	-
HEXWAVE units	-	-	601,928	653,500
HEXWAVE Software, Training & Warranty	42,202	-	84,695	126,858
Total Revenue	$42,202	$429,849	$961,623	$1,485,207

18.	Contract Awards

During the six months ended June 30, 2026, the Company recognized total contract revenue of $275,000, recorded in revenue (June 30, 2025 – $704,849). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:

	Year ended December 31,
Contract Award Revenue Expected in Future Years	2026	2027
HD-AIT Phase II B	$82,759	$-
Total estimated contract revenues	$82,759	$-

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

18.	Contract Awards (continued)

TSA HD-AIT Phase II B

On September 29, 2025, the Company received a contract award for $357,759 from TSA for the HD-AIT Phase II B option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. Invoices will be issued once the milestones are reached based on the agreed upon timeline. As at June 30, 2026, the Company received $100,000 and had a receivable of $175,000 (June 20, 2025 - $nil, and $nil respectively). The balance remaining on the contract as of June 30, 2026, was $82,759 (December 31, 2025 - $357,759).

TSA HD-AIT Phase II B	Amounts
Year 2026
Milestone 3 (Q1 2026)	$100,000
Milestone 4 (Q1 2026) (payable)	175,000
Milestone 5 (Q3 2026)	82,759
Total Contract Value	$357,759

As of June 30, 2026, the Company recorded contract costs of $85,386, representing costs incurred for contract milestones not yet achieved less related impairment charges (December 31, 2025 - $152,421). As of June 30, 2026, the Company recorded an impairment of the contract costs of $217,770 (December 31, 2025 - $192,951).

19.	Supplemental Disclosure with Respect to Cash Flows

During the six months ended June 30, 2026, and 2025, the Company paid $nil in income taxes in both periods, and paid interest of $371,258 and $117,543, respectively.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

19.	Supplemental Disclosure with Respect to Cash Flows (continued)

	Six months ended June 30,
	2026	2025
Changes in non-cash working capital
Amounts receivable and prepaids	$(562,369)	$(175,214)
Inventory	(846,707)	(365,142)
Contract cost	(150,735)	268,952
Accounts payable and accrued liabilities	(1,700,617)	541,644
Deferred financing fee	-	-
Deferred revenue	27,547	15,000

Net changes in non-working capital	$(3,232,881)	$285,240

Supplemental cash flow information
Fair value of compensation brokers warrants	$13,087	$84,183
Reclassification restricted shares units exercised	32,407	-
Residual value allocated to warrants	56,452	263,584
Stock based compensation recorded in cost of revenue	18,035	16,511
Deferred financing costs applied to equity	803,698	-
Intangible assets included in accounts payable	-	286,280

20.	Related Party Transactions

Compensation of key management personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries	$540,634	$213,121	$822,665	$568,138
Stock-based compensation	83,254	206,792	211,508	524,858
	$623,887	$419,913	$1,034,173	$1,092,996

As of June 30, 2026, the Company had a balance payable of $268,014 to key management personnel (June 30, 2025, – $177,594). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.

During the six months ended June 30, 2026, the Company received working capital loans in the amount of $193,647 (June 30, 2025 - $nil) from members of key management personnel or their related parties and repaid $193,647 (June 30, 2025 - $74,658). As at June 30, 2026, the outstanding balance is $nil (Note 8(a)) (December 31, 2025 – $nil).

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

21.	Financial Instruments

As at June 30, 2026, the Company’s financial instruments comprise cash, trades receivables, accounts payable and accrued liabilities, term loan, lease liabilities and line of credit. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity or market interest rates.

Fair value of financial instruments:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

· Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

· Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

· Level 3 – Inputs that are not based on observable market data.

The Company’s activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at June 30, 2026, the Company’s trade receivables totalling $257,263 are from four customers (December 31, 2025 - $470,263). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company's ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company's ability to obtain financing (Note 1). As at June 30, 2026, the Company had cash of $7,585,264 (December 31, 2025 – $319,294) to settle current liabilities of $4,042,623 (December 31, 2025 – $8,616,300).

During the six months ended June 30, 2026, the Company repaid all amounts outstanding under its commercial agreement with Viken Detection Corporation. As a result, the outstanding balance due to Viken was reduced to $nil as at June 30, 2026. Subsequent to the repayment, Viken terminated its security interest by filing a UCC-3 Termination Statement on June 11, 2026. Accordingly, the competing security interest previously held by Viken has been discharged, and the Company no longer considers the competing security interests described above to exist.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

21.	Financial Instruments (continued)

The Company’s exposure to liquidity risk related to the competing security interests is limited to the carrying amounts to the Parabilis and Viken Detection agreements. As at June 30, 2026, the amount due to Viken is $nil (December 31, 2025 - $603,379). As at June 30, 2025, the amount due to Parabilis is $558,433 (December 31, 2025 - $3,402,548), included in the Parabilis Term Loan, in the Statement of Financial Position. See Notes 10 and 11(a) for activity related to the Parabilis loans during the six months ended June 30, 2026.

(c)	Market risk

This risk refers to the potential fluctuations in the fair value or future cash flows of a financial instrument due to changes in market prices. The Company is exposed to the following significant market risks:

Interest rate risk

Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans and line of credit (Note 9 and 10). The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the term loan and credit line liability.

Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations. The Company’s exposure to foreign currency risk is minimal.

Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

22.	Capital Risk Management

The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

22.	Capital Risk Management (continued)

The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain term loans and credit lines as outlined in Notes 10 and 11(a) and liquidity risk with Viken Detection (Note 5) respectively, the Company is not subject to externally imposed capital requirements.

There has been no change to the Company’s approach to capital management during the six months ended June 30, 2026.

23.	Segmented Information

The Company operates through three distinct segments: Corporate, HEXWAVE and Contract. The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. The Company considers its CODM to be its CEO, who evaluate the operations of each reportable segment.

The CODM reviews the net income (loss) of each of these segments in allocating resources and evaluating operating performance. The corporate reporting segment covers the Company’s non-allocated, general overhead expenses, such as legal, compliance, accounting, head-office staff, and other such items. This reporting segment is reviewed for cost control and budgetary considerations.

The following tables summarize the Company’s segments for the six months ended June 30, 2026, and 2025:

		For the six months ended June 30, 2026
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	686,623	275,000	961,623
Cost of revenue	-	1,580,624	526,602	2,107,226
Expenses
Salaries and consulting	337,148	548,651	757,661	1,643,460
General and administrative	603,657	563,828	778,620	1,946,105
Product development & tech	-	82,014	113,258	195,272
Stock-based compensation	361,074	(7,575)	(10,461)	343,038
Depreciation	-	84,488	116,675	201,163
Legal and professional fees	260,082	134,714	186,033	580,829
Total expenses	1,561,961	1,406,121	1,941,785	4,909,867

Other	(62,109)	(23,540)	(32,508)	(118,157)
Initial recognition of warrant liability	(1,330,381)	-	-	(1,330,381)
Gain on fair value change in warrant liability	(79,448)	-	-	(79,448)
Loss on debt settlement	-	12,598	17,397	29,995
Interest expense	1,094	155,466	214,692	371,252
Foreign exchange (gain) loss	(316)	-	-	(316)

Net loss for the period	(90,801)	(2,444,646)	(2,392,968)	(4,928,415)

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

23.	Segmented Information (continued)

		For the six months ended June 30, 2025
	Corporate	HEXWAVE	Contract	Total
	$	$	$	$
Revenue	-	780,358	704,849	1,485,207
Cost of revenue	-	1,134,234	1,239,245	2,373,479
Expenses
Salaries and consulting	557,063	620,329	856,645	2,034,037
General and administrative	1,561,896	294,616	406,850	2,263,362
Product development & tech	-	77,422	106,915	184,337
Stock-based compensation	1,008,437	(6,934)	(9,578)	991,925
Depreciation	-	55,654	76,855	132,509
Legal and professional fees	254,257	182,333	251,793	688,383
Total expenses	3,381,653	1,223,420	1,689,480	6,294,553

Other	20,036	(567)	(784)	18,685
Interest expense	-	143,191	197,741	340,932

Net loss for the period	(3,401,689)	(1,719,920)	(2,420,833)	(7,542,442)

Geographic Breakdown

As at June 30, 2026, and 2025, all non-current assets are in the United States.

All revenue from contract segment was earned from one customer in the United States (June 30, 2025 – one customer in the United States).

For the six months ended June 30, 2026, and 2025, revenues from the HEXWAVE segment attributable to the Company’s country of domicile, Canada, were $nil and $nil. Revenues attributable to customers in the United States totaled approximately $686,623 (June 30, 2025 - $780,358). The determination of revenues by geographic area is based on the location of the customer.

For the six months ended June 30, 2026, the Company reported HEXWAVE revenues from major customers over 10% of its total HEXWAVE revenues as follows: $315,000 (June 30, 2025 - $nil), $170,000 (June 30, 2025 - $nil), $85,000 (June 30, 2025 - $nil), $nil (June 30, 2025 - $390,000), $nil (June 30, 2025 - $185,000) and $nil (June 30, 2025 - $108,500).

24.	Reverse Stock Split

On March 3, 2026, the Company’s Board of Directors approved a one-for-forty-five reverse stock split of its common stock. The reverse stock split became effective as of March 13, 2026. In accordance with TSX Venture Exchange, the Consolidation was approved by shareholders of the Company at a special meeting of shareholders held on February 6, 2026. Upon the effectiveness of the reverse stock split, (i) every forty-five shares of outstanding common stock were reclassified and combined into one share of common stock and (ii) the number of shares of common stock for which each outstanding option and warrant to purchase common stock is exercisable was proportionately decreased and the exercise price of each outstanding option and warrant to purchase common stock was proportionately increased. No fractional shares were issued as a result of the reverse stock split. The total number of authorized shares of common stock and the par value per share of common stock did not change as a result of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split and exercise price of each outstanding option and warrant as if the transaction had occurred as of the beginning of the earliest period presented.

Liberty Defense Holdings, Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited - Expressed in U.S. dollars, unless otherwise stated and per share amounts)

For the three and six months ended June 30, 2026 and 2025

25.	Subsequent Events

Subsequent to June 30, 2026, the Company recorded:

•	the expiry of 389 stock options on July 28, 2026

•	on July 29, 2026, the Company issued 23,306 common shares to a service provider in settlement of CAD$117,000 of accounts payable

•	on August 4, 2026, the Company issued 555 common shares as a result of RSU exercised

•	on July 28,2026 a total of 340,120 share purchase warrants expired without being exercised